Exhibit 99.1

Clearmind Medicine Secures $10 million Securities Purchase Agreement to Explore Strategic Opportunities

Vancouver, Canada, Sept. 19, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has entered into securities purchase agreements (the “SPAs”) with institutional investors (the “Holders”). Pursuant to the SPAs, the Company may issue and sell, from time to time, convertible promissory notes (the “Notes”) in an aggregate principal amount of up to $10,000,000. Upon the execution of the SPAs (the “First Initial Closing”), the Company issued and sold to the Holders initial Notes in the aggregate principal amount of $555,556 for a purchase price of $500,000.

Aegis Capital Corp. acted as financial advisor for the transaction.

Pursuant to and subject to the conditions set forth in the SPAs, following the effectiveness of a registration statement with the Securities and Exchange Commission (the “Second Initial Closing”), the Company shall issue and sell additional Notes in the aggregate principal amount of $1,944,444 for a purchase price of $1,750,000. Commencing three months after the Second Initial Closing, the Company may request, at its sole discretion, that the Holders purchase additional Notes in the aggregate principal amount of up to $2,500,000 per quarter, totaling up to $7,500,000 for a purchase price of $6,750,000. The Company intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities.

In addition, if at any time after the Second Initial Closing, the daily trading volume of the Company’s common shares is at least 150% of the amount of common shares then outstanding, the Company may request that the Holders purchase additional Notes for a purchase price payable in cash equal to 90% of the principal amount, provided that the aggregate principal amount of Notes purchased during the period from the Second Initial Closing until three months thereafter shall not exceed $7,500,000, and thereafter shall not exceed $2,500,000 per quarter. The aggregate principal amount of all Notes purchased pursuant to the SPAs shall not exceed the $10,000,000 Subscription Amount.

Each Note will be issued at a purchase price equal to 90% of the principal amount and will accrue interest at an annual rate of 4%, increasing to 14% upon an event of default. Unless repaid earlier or extended by the Holders, each Note is to be repaid in ten equal monthly installments commencing 18 months after its issuance date, with conversion options into Common Shares at a variable price not below $0.20, subject to certain adjustments.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses it discusses the terms and potential future issuances of Notes under the SPAs, the Company’s intended use of proceeds and its exploration of strategic opportunities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.